May 4, 2026

Hongliang Li
Chief Executive Officer
Leishen Energy Holding Co., Ltd.
103 Huizhong Li, B Building, Peking Times Square, Unit 15B10
Chaoyang District, Beijing, China

       Re: Leishen Energy Holding Co., Ltd.
           Form 20-F for Fiscal Year Ended September 30, 2025
           Filed January 30, 2026
           File No. 001-42445
Dear Hongliang Li:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation